UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMERGENCY FILTRATION PRODUCTS, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $.001 par value

____________________________________________________________________________________

(Title of Class of Securities)

290925106

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290925106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 8,174,875
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 8,174,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,189,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.14%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 8,174,875
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 8,174,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.11%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This Amendment No. 5 to the Statement on Schedule 13D filed on January 18, 2005 is filed with respect to the shares of common stock, $.001 par value ("Common Stock"), of Emergency Filtration Products, Inc. (the "Company"). The address of the Company is 175 Cassia Way, Suite A115, Henderson, Nevada 89014. This Amendment No. 5 is being filed on behalf of Josiah T. Austin ("Austin"), a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3, Item 4, Item 5 and Item 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 5 is $500,000. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

Austin is the sole Managing Member of ECH. On March 1, 2007, acting on behalf of ECH, Austin purchased in a private placement transaction 973,710 shares of restricted Common Stock directly from the Company for consideration (exclusive of brokers' commissions) of $500,000. The price per share was $0.5135. The primary source of funds for these purchases was existing funds of ECH.

All dollar amounts are in United States Dollars.

Item 4. Purpose of Transaction

Item 4 is amended to include the following:

In connection with the private placement transaction described in Item 3 above and in the Company's Form 8-K filed February 2, 2007, ECH anticipates, based on an understanding with the Company, that it will make one additional purchase of restricted Common Stock on May 1, 2007. Pursuant to that understanding, the shares will be issued as the funds are received at $0.5135 per share.

Item 5. Interest in Securities of the Issuer

(a)

Austin is the beneficial owner of 8,189,875 shares of Common Stock (18.14% based on the 45,126,126 shares of Common Stock outstanding as of March 1, 2007, the amount reported in the Company's Form 10-QSB filed November 14, 2006 plus the amount discussed in the Company's Form 8-K filed February 2, 2007), in his personal capacity, as trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 8,174,875 shares of Common Stock (18.11% based on the 45,126,126 shares of Common Stock outstanding as of March 1, 2007, the amount reported in the Company's Form 10-QSB filed November 14, 2006 plus the amount discussed in the Company's Form 8-K filed February 2, 2007).

(b)

Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 15,000 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of 8,174,875 shares of Common Stock.

(c)

Since the filing of Amendment No. 4 on February 9, 2007 to this Statement on Schedule 13D, on March 1, 2007, ECH purchased 973,710 shares of restricted Common Stock at $0.5135 per share. These shares were purchased directly from the Company.

(d)	No person other than Austin and ECH, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to include the following:

Except as set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

No Exhibits.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2007	/s/ Josiah T. Austin
Josiah T. Austin
Individually, as the Sole Managing Member of ECH,
and as Trustee on Behalf of the Aforementioned Trusts.